NEWS RELEASE

January 14, 2010
Symbol: Canada TSX.V – TVC

 Frankfurt – TGP

Tournigan Cuts 4.5 Metres of 0.977 Percent eU3O8 at Kuriskova

Vancouver, January 14, 2010 – Tournigan Energy Ltd. (TVC: TSX-V; TGP: Frankfurt) today announced the results of eight drill holes from its ongoing infill and step out drilling program at the Kuriskova uranium deposit in Slovakia.  The most significant intercept, Hole LE-K-39, drilled in the northern portion of the Main Zone, returned 4.5 metres of 0.977 percent eU3O8.

“Our infill and step out drilling continues to return significantly high grades of uranium oxide,” said Tournigan President and CEO, Dorian L. (Dusty) Nicol. “The infill holes continue to demonstrate the continuity of high grade uranium mineralization in the northern part of the deposit. We also now have a better understanding of the hanging wall mineralization in the central part of the deposit with the possibility of upgrading this mineralization to the indicated category.”

Uranium grades presented in this news release are reported as equivalent uranium oxide (eU3O8%) based on downhole radiometric logging.  Highlights of the recent drilling results from five of the eight holes include:

DRILL HOLE	FROM (m)	TO (m)	LENGTH (m)	eU3O8%	Zone
LE-K-31	207.60	208.50	0.90	0.491	Fault 614

LE-K-33	275.80	278.30	2.50	0.720	Main Zone
including	277.20	278.10	0.90	1.324	Main Zone

LE-K-35	268.50	269.60	1.10	0.624	Hanging Wall

LE-K-36	275.30	279.50	4.20	0.434	Hanging wall

LE-K-39	263.50	268.00	4.50	0.977	Main Zone
including	263.70	265.30	1.60	1.398	Main Zone

Complete significant results from the downhole radiometric logging of the eight holes announced today and all previously announced 2009 holes are presented in Appendix A, which can be viewed from this link: http://www.tournigan.com/i/pdf/KurlDrillResults.pdf.  A plan showing drill hole locations projected onto the indicated and inferred resource zones of Main Zone North can be viewed from this link: http://www.tournigan.com/i/pdf/KurPlanView.pdf.

The recently completed eight holes announced today are in addition to six infill holes and one step out hole previously disclosed November 9, 2009; and two holes, LE-K-29 and LE-K-32 announced November 23, 2009, that appear to represent a new zone of mineralization adjacent to, but at shallower depth, than the Kuriskova Main Zone. Two holes were abandoned at shallow depths due to technical difficulties. The 17 holes (excluding two abandoned holes) announced to date total 5,298 metres of a planned 15,000 metre program. The drilling will provide additional data for a prefeasibility study expected to be completed later this year.

Results so far lead to the expectation that the drilling will upgrade the resource in the northern as well as central (hanging wall) part of the deposit by moving more pounds of uranium into the indicated resource category at higher grade than the current inferred resource.

The uranium grades presented above are reported as equivalent uranium oxide (eU3O8%) as determined by downhole radiometric logging. The logging was performed by Koral, s.r.o. of Slovakia. Quality control and quality assurance is provided by Ravi Sharma, Tournigan’s Manager, Resources and Reserves.  Drill core samples are being submitted to ALS Chemex in Seville, Spain for chemical assay; assay results are expected in early 2010. Drill intercept thicknesses are reported as drilled; true thicknesses have not yet been calculated.

Ravi Sharma, MAusIMM, Tournigan's Manager, Resources and Reserves, and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this news release.

About Tournigan Energy Ltd.

Tournigan is a uranium exploration and development company that has built a portfolio of highly prospective assets in Slovakia, a member of the European Union since 2004.  Slovakia is economically and politically stable, has excellent infrastructure and currently has four nuclear reactors generating half of its electricity with two more under construction. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia.  In addition to Kuriskova, Tournigan has several other exploration targets along the Slovakian uranium belt which are showing positive exploration results.

TOURNIGAN ENERGY LTD.

“Dusty Nicol”

Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Company’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Notice to US investors: This press release uses the terms "indicated resources" and "inferred resources", which are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320, or visit www.tournigan.com.

Unit 1 -  15782 Marine Drive, White Rock, BC  Canada  V4B 1E6

Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com